UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

with copies to:
Jane A. Spray	Douglas D. Smith, Esq.
Pisces, Inc.	Gibson, Dunn & Crutcher LLP
1300 Evans Avenue, No. 880154	555 Mission Street
San Francisco, California 94188	San Francisco, California 94105
(415) 288-0540	(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 41,260,044

	8	Shared Voting Power 8,504,980

	9	Sole Dispositive Power 45,639,728

	10	Shared Dispositive Power 8,504,980

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,721,471

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.8%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person FCH TBML LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,400,000(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 27,000,000(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person* OO

(1) Beneficial ownership of the shares of Common Stock owned by FCH TBML LLC is also attributable to John J. Fisher, sole manager of FCH TBML LLC, and thus is reported by more than one Reporting Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                                                         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by John J. Fisher and FCH TBML LLC with the Securities and Exchange Commission on January 3, 2017, and amended on May 19, 2017 (as amended, the “Schedule 13D”).

Item 2.                                                         Identity and Background

a)  This Statement is filed jointly by John J. Fisher and FCH TBML LLC. John J. Fisher has voting and dispositive control with respect to the Common Stock owned by FCH TBML LLC of which he serves as the sole manager with sole dispositive power and with sole voting power subject to an irrevocable proxy with respect to certain shares of Common Stock as described below. The foregoing persons are referred to collectively as the “Reporting Persons”.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that John J. Fisher or FCH TBML LLC constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that John J. Fisher and FCH TBML LLC or any other person constitute a “group” for any purpose.

b)  The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

c)             (1) John J. Fisher is executive vice chairman of Pisces, Inc., which is a family management company, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Athleta and Intermix brands.  The business address of Pisces, Inc. is 1300 Evans Avenue, No. 880154, San Francisco, California 94188. The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  FCH TBML LLC is a Delaware limited liability company private investment entity of which John J. Fisher is sole manager and a member.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  John J. Fisher is a citizen of the United States. FCH TBML LLC is a Delaware limited liability company.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by FCH TBML LLC or John J. Fisher.

Item 4.                                                         Purpose of Transaction

This Statement is filed to report that John J. Fisher has been appointed to the Board of Directors of the Issuer and to update his beneficial ownership information from that reported in the most recent Schedule 13D/A.

The Reporting Persons review their investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate.  From time to time, John J. Fisher has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Persons may do so in the future.  The review of their investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the board of directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above. However, because John J. Fisher is a member of the Board of Directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4.  The Reporting Persons disclaim any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5.                                                         Interest in Securities of the Issuer

a), b)   As of the date of this Statement, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of August 27, 2018 identified below.  As reported by the Issuer, there were 384,708,284 shares of Common Stock outstanding as of August 27, 2018.

	Total Shares	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power
John J. Fisher(1)	64,721,471	16.8%	41,260,044	45,639,728	8,504,980	8,504,980
FCH TBML LLC(2)	27,000,000	7.0%	23,400,000	27,000,000	0	0

(1) John J. Fisher’s beneficial ownership includes (a) 5,867 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 442,013 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (c) 1,581,500 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (d) 8,504,980 shares beneficially owned as a co-trustee of trusts for other beneficiaries of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (e) 220,644 shares beneficially owned as trustee of trusts for other beneficiaries with sole dispositive and voting power, (f) 20,000 shares beneficially owned through Delaware limited partnerships over which John J. Fisher has sole dispositive and voting power, (g) 4,013,257 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (h) 11,356,447 shares beneficially owned as trustee of trusts for his benefit over which John J. Fisher has sole dispositive power and an individual proxyholder has proxies granting sole voting power, (i) 10,576,763 shares for which John J. Fisher has proxies granting him sole voting power, (j) 1,000,000 shares beneficially owned as trustee of a trust with sole dispositive and voting power, and (k) 27,000,000 shares owned by FCH TBML LLC of which John J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares.  In addition to the shares identified in the table above, John J. Fisher’s spouse separately owns 43,790 shares over which Mr. Fisher has no dispositive or voting control.

(2) FCH TBML LLC holds 27,000,000 shares of the Issuer’s Common Stock, which John J. Fisher, as the sole manager as described in (1) above of this Item 5, is deemed to beneficially own.

c)  Other than the transactions set forth in Exhibit 99.1 hereto, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Issuer’s Common Stock that are beneficially owned by the Reporting Persons.  Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock of the Issuer held by FCH TBML LLC but have the right to receive distributions as determined solely by John J. Fisher in respect of their member interests in FCH TBML LLC.  As reflected in Item 5 above, John J. Fisher also beneficially owns shares held by partnerships or trusts established for the benefit of others.

e)  Not Applicable

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a non-employee director of the Issuer, John J. Fisher is entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

John J. Fisher holds stock units and related dividend equivalent rights for 5,687 shares of Common Stock awarded for service as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

FCH TBML LLC granted an irrevocable voting proxy to exercise all voting rights on a sole basis with respect to 3,600,000 shares owned by it to a limited liability company controlled by family members of John J. Fisher which acts solely and separately from John J. Fisher.  The irrevocable proxy terminates upon the earlier of the date FCH TBML LLC no longer holds Common Stock and the date of termination and winding up of the proxyholder. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which has been previously filed as Exhibit 3.

Pursuant to other irrevocable proxies, Mr. John J. Fisher has sole voting rights pertaining to 576,763 shares of Common Stock held by Mr. Robert J. Fisher through trusts and 10,000,000 shares of Common Stock held by Ms. Doris F. Fisher through a trust,  and Mr. William S. Fisher has sole voting rights pertaining to 11,356,447 shares of Common Stock held by Mr. John J. Fisher through trusts. Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer.  The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., John J. Fisher and other reporting persons.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement by and between John J. Fisher and FCH TBML LLC dated January 3, 2017 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).

Exhibit 2 — Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit A to John J. Fisher’s Schedule 13G filed on February 12, 2002 with SEC Accession Number 0000912057-02-005134).

Power of Attorney, dated December 16, 2016 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).

Exhibit 3 — Form of Irrevocable Proxy granted by FCH TBML LLC (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).

Exhibit 99.1 — Transactions involving shares of Common Stock of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	November 2, 2018	By:	/s/ Jane Spray*
John J. Fisher

Dated:	November 2, 2018	FCH TBML LLC

		By:	/s/ Jane Spray*
For: FCH TBML LLC

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for (i) John J. Fisher pursuant to the Power of Attorney granted thereby as previously filed with John J. Fisher’s Schedule 13G filed with the SEC on February 12, 2002 and (ii) John J. Fisher and FCH TBML LLC pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on January 3, 2017.